

July 18, 2013

<u>Via Email</u>
Mr. Nir Sztern
President and Chief Executive Officer
Cellcom Israel Ltd.
10 Hagavish Street
P.O. Box 4060
Netanya 42140 Israel

   Re: **Cellcom Israel Ltd.**
       Form 20-F for the Year Ended December 31, 2012
       Filed March 4, 2013
       Response dated July 4, 2013
       File No. 001-33271

Dear Mr. Sztern:

   We have reviewed your response letter and have the following comment. Please comply with this comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Note 11- Intangible Assets, page F-31</u>

1.   We note your response to comment 3. On page 120, you state that value in use is determined by discounting of expected future cash flows method, using a pre-tax discount rate. However, for your key assumptions, you disclose the after-tax rate of 9.5% which "is denominated in real terms" and "represents a pre-tax discount rate of 12.4%." Please tell us whether or not the value in use is calculated using pre-tax assumptions. If not, tell us how you comply with BCZ84 of IAS 36 that states "IASC decided to require an enterprise to determine value in use by using pre-tax future cash flows and, hence, a pre-tax discount rate." In addition, please revise your proposed disclosures to state why you are disclosing the post-tax rate and disclose how you derive the pre-tax rate.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director